

Mailstop 3561

October 23, 2018

Tilman J. Fertitta
Chief Executive Officer
Landcadia Holdings, Inc.
1510 WestLoop South
Houston, Texas 77027

      Re: Landcadia Holdings, Inc.
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed October 9, 2018
             File No. 001-37788

Dear Mr. Fertitta:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2018 letter.

Unaudited Pro Forma Condensed Combined Financial Information, page 82

1. We note your response to comment 6 and have the following comments:

- As previously requested, please tell us in more detail what types of decisions, if any, the former Landcadia stockholders will control through their majority of voting shares under the minimum redemption scenario. Your response indicates that day-to-day management of the post-combination company will be primarily vested in the officers of the company, but it does not summarize the types of decisions that will be subject to shareholder vote, the voting threshold needed for approval of such decisions, and the resulting analysis of what types of decisions, if any, could be controlled by the former Landcadia stockholders.

- As previously requested, please tell us how board members will be nominated and elected in subsequent years after the initial slate of directors is elected, and tell us the role of the former Landcadia stockholders in that process. In doing so, please provide your evaluation of whether the former Landcadia stockholders can control the board under the minimum redemption scenario through the subsequent staggered election of the Class I, Class II, or Class III board members.

- As previously requested, please tell us the business reason why the transaction is not structured to more clearly give control of the post-combination company to the former Waitr stockholders by giving them the majority of voting rights in the combined entity under all redemption scenarios. To assist us in understanding your response, please provide us with your insights as to why the merger was negotiated to have such disparity between the voting rights received by the former Landcadia stockholders and their representation on the board of directors, particularly under the minimum redemption scenario.

- Please revise the disclosures throughout your filing where appropriate, such as your Questions and Answers beginning on page 11 and Risk Factors beginning on page 42, to clearly disclose, if true, that even if Landcadia's stockholders receive a majority of the voting rights in the post-combination company, they will not control the post-combination company.

2. Please revise the narrative disclosures in your pro forma financial statements, the discussion of sources and uses for funding the business combination on page 94, and throughout your filing where appropriate, to briefly disclose how you expect to use the proceeds from the Landcadia Debt Facility and Notes if some or all of those proceeds are not needed to redeem Landcadia public shares.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 89

3. We note your disclosure in Note 3 in pro forma adjustment (K) regarding the debt financing. Please revise this footnote to briefly explain, if true, that the $1.25 million of debt proceeds classified as restricted cash relates to your commitment to repay the FEI Sponsor.

Description of Discussions with Jefferies

Discussion of Selected Companies, page 128

4. Please disclose the public companies Jefferies used for their selected company analysis and the transactions they utilized in their selected transaction analysis.

Miscellaneous, page 129

5. Please revise page 33 of your proxy to quantify the financial advisory fee that Jefferies is entitled to upon the closing of the business combination. Please also disclose in this section whether this fee is contingent upon the closing of the business combination.

Information about Waitr

Key Business Metrics, page 185

6. Please clarify whether Gross Food Sales includes gratuities other than prepaid gratuities, such as cash tips.

Financial Statements of Waitr Incorporated for the Year Ended December 31, 2017

Notes to the Consolidated Financial Statements

9. Convertible Notes, Net, page F-69

7. Your response to comment 31 indicates that Waitr applied the guidance in ASC 470-50-40-10 related to modifications of convertible debt when the conversion feature is not bifurcated either before or after the transaction. However, we note the disclosure in the first paragraph on page F-72 that Waitr determined that the feature providing for conversion into stock issued in the next financing at a stated discount and the ability for holders to redeem their notes at a substantial premium represented an embedded derivative which required separate accounting in accordance with ASC 815 and recorded a bifurcated embedded derivative at fair value on the date of issuance with an offset to the discount on the convertible note payable. Please tell us how you considered the effect of this derivative on your accounting for the debt extinguishment and reconcile the apparent inconsistency between your disclosures and your response. Please revise your disclosure or your response as appropriate.

8. Please tell us and disclose how you determined the $18.3 million fair value of the amended promissory notes. Please show us your calculations in your response. Please also revise to disclose the material terms of the amended Series 2017 Notes including the par value of such Notes.

You may contact Sondra Snyder, Staff Accountant, at (202)551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202)551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202)551-6521, Lisa Kohl, Legal Branch Chief, at (202)551-3252, or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Steve Schenithal; Elliot Smith